UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
 _______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 9, 2022	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

 3Q22-Results  Conference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.   The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors.   You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.  The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.  Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

 Cement business achieving record quarter level in terms of volume and EBITDA generation in US$ on the back of solid demand momentum  As reported results  Net revenues increased 4.2% to Ps. 33.9 billion (US$ 236 million; +33.7%)  Adjusted EBITDA down 12.7% to Ps. 7.5 billion (US$ 68 million; +33.9%)  Net Loss of Ps. 12.2 billion  Consolidated Adjusted EBITDA margin reached 22.1%, contracting 426 bps YoY  Increase in leverage maintaining a solid balance sheet with Net Debt to LTM Adj. EBITDA ratio of 0.54x  Returning value to our shareholders. Dividend distribution in the quarter of US$ 81 million, totalizing US$ 126 million for the year. New shares repurchase program in progress  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Solid quarter while construction remains strong  2

 Macro & Industry context  Revenues and Volumes  3

# Industry on track for its strongest year

LOMA NEGRA a member of InterCement

## GDP Growth[1] (YoY Growth, %)



10.4
4.1
1.0
2.0
11.8
8.9
6.0
6.9
-2.6
-2.1
-9.9
2018
2019
2020
2021
2022e
2023e
2024e
3Q21
4Q21
1Q22
2Q22

## Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
8 6
8 2
5 4
-5 -2
7 16
2 8
9 10
20 24
7 14
5 9
7 12
9
-1
Oct'21
Nov'21
Dic'21
Ene'22
Feb'22
mar'22
Apr'22
May'22
Jun'22
Jul'22
Ago'22
Sep'22 4
Oct'22 4

## Monthly Industry Cement Sales[3] ('000 tons)



2018
2019
2020
2021
2022
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

## Industry Cement Sales by Type[3] (%)



58% 42%
58% 42%
70% 30%
61% 39%
60% 40%
58% 43%
2018
2019
2020
2021
3Q21
3Q22
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Sep & Oct' 22 : As of the date of this presentation, ISAC figures were not released

4

 Revenue Performance:  Cement, masonry & lime: increased 4.8% YoY, with volumes expanding 12.9% with a softer pricing dynamic  Concrete: up 40.7% YoY. Volumes up 35.6% coupled with good pricing performance  Railroad: decreased by 7.0% YoY. Volumes expanding by 5.5%, with pricing performance affected by product mix  Aggregates: increased 54.7% YoY. Volume surged 65.0% with pricing performance affected by product mix  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  33,942  32,580  4.2%   Sales volumes include inter-segment sales  Sales revenues include inter-segment sales and Other segments        3Q22  3Q21  % Chg.     Cement, masonry & lime  MM Tn  1.88  1.66  12.9%  Concrete  MM m3  0.17  0.12  35.6%  Railroad  MM Tn  1.21  1.15  5.5%  Aggregates  MM Tn  0.34  0.21  65.0%     3Q22  3Q21  % Chg.     30,114  28,742  4.8%  2,964  2,106  40.7%  2,571  2,765  (7.0%)  832  538  54.7%     Cement volumes setting new record  Revenue up 4%  5

 Business Performance  6

 Consolidated gross profit declines 13.9% YoY, with gross margin contracting 448 bps to 21.3% mainly affected by price dynamics, higher costs related to the winter period that mainly impact energy inputs, the high inflation scenario and higher depreciation in relation to the completion of the second L'Amalí line  Compression in Cement and Railroad margins partially offset by an improvement in Concrete and Aggregates   SG&A increased by 5.6% YoY, reaching 7.8% as % of sales increasing 11 bps YoY  Gross profit declines  Margin tightens in 3Q  7  Gross Profit & Margin  Gross Margin  21.3%  25.8%  -13.9%  Selling, General & Administrative  As a % of Sales  7.6%  7.8%  +5.6%  AR$ Million  AR$ Million

 Adjusted EBITDA & Margin  AR$ Million  Consolidated Adjusted EBITDA Margin reached 22.1%, down 426 bps YoY, mainly due to cement margin contraction  By segments  Cement, masonry cement and lime segment Adjusted EBITDA margin stood at 24.3%, contracting 516 bps YoY primarily due to lower price performance and higher energy inputs  Concrete Adjusted EBITDA margin surged 637 bps reaching 2.4% from -4.0% in 3Q21  Railroad Adjusted EBITDA margin contracted 740 bps YoY to -0.1% due to lower pricing affected by product mix, partially compensated by growth in transported volumes.  Aggregates Adjusted EBITDA margin improved 1,192 bps reaching 12,2% from 0.3% in 3Q21  51  US$ million  26.4%  Adjusted EBITDA Margin  Consolidated Adjusted EBITDA of US$ 68 million in the 3Q22, down 12.7% when measured in Ps.  68  -12.7%  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  EBITDA generation remains strong  Record quarter reaching US$ 68 million   8  22.1%

 Bottom line   Financial performance  9

 Net Profit Attributable to Owners   AR$ Million  Net Profit breakdown:  Adjusted EBITDA decreased by 12.7% YoY  Total finance cost of Ps. 15,276 million in 3Q22 compared to a net cost of Ps. 589 million in 3Q21  Foreign exchange loss of Ps. 885 million in 3Q22, compared to Ps. 276 million loss in 3Q21  Gain on net monetary position was Ps. 3,687 million in 3Q22 compared to Ps. 38 million in 3Q21  Net Financial expense, stood at Ps. 18,183 million compared to Ps. 510 million YoY, primarily due to the cancellation of dollar denominated debt with local funding coupled with the increase of the total debt position  Net Loss Attributable to Owners of the Company in 3Q22 was Ps. 12.1 billion, down from Ps. 2.8 billion in 3Q21.  Finance Gain (Costs), net   AR$ Million  49  2  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Net Profit affected by extraordinary financial cost  10

# Mild leverage increase maintaining a robust balance sheet
# Strong dividend distribution

- **Cash position and Investments** of Ps. 3.5 billion and total debt at Ps. 23.2 billion as of end of 3Q22
- **Net Debt** of Ps. 19.7 billion (US$ 134 MM) with a Debt increased of US$ 48 million in the quarter
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.54x in 3Q22 compared with -0.12x in FY21
- **In 3Q22, Operating cash generation** reached Ps. 11.4 billion from Ps. 10.4 billion in 3Q21 due to the positive effect of the variation of tax payments compensated by seasonal working capital requirements
- **Capital expenditures** of Ps.1.6 billion in 3Q22, showing a strong reduction after the completion of L'Amalí expansion
- **Dividend distributed in 3Q22** amounted Ps.10.3 billion, Ps.17.6 per share outstanding (Ps. 88.0 per ADR)

## Debt Maturity schedule



Ps.
USD
US$ Million
23
72
22
1
58
Cash Position
4Q 2022
1Q 2023
2Q 2023
2023/2024

## Debt by Currency



US$ 40%
US$ 157 MM
Ps. 60%

## Cash Flow Highlights

| amounts expressed in millions of pesos | 3Q22 | 3Q21 |
|---|---|---|
| Net cash generated by operating activities | 11,443 | 10,314 |
| Net cash generated by (used in) investing activities | 774 | (2,679) |
| Net cash used in by financing activities | (19,452) | (4,351) |
| **Cash and cash equivalents at the end of the period** | **3,465** | **3,305** |

*Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.*

11

2022 Outlook  12

 The robustness shown by the cement demand in the first ten month of the year is leading the industry to the best year in our history, and LOMA, given the recent investments in capacity, is supporting this momentum consolidating our leadership.  Even though we face challenging times y terms of political and macro economic tensions, we are confident that the tendency of growth is going to continue.  Regarding energy inputs, we saw in the 3Q22 the impact of higher “winter” thermal and electric costs, and we should expect this effect to soften in the next quarters.  This month, LOMA celebrates its 5-year listing anniversary, a huge milestone in our almost centennial history.   2022 Outlook  13

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

 Thank you!  IR Contact  Marcos I. Gradin  Chief Financial Officer and Investor Relations  Diego M. Jalón  Head of Investor Relations  +54 (11) 4319-3050  investorrelations@lomanegra.com